FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                    For the month of November 2004
                            12 November, 2004



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO.1   Press release of British Sky  Broadcasting  Group plc
                announcing AGM Statement released on
                12 November, 2004



                                   12 November 2004

                       BRITISH SKY BROADCASTING GROUP PLC

         Annual General Meeting - Shareholders approve all resolutions

At the Annual General Meeting of British Sky Broadcasting Group plc held today at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 11.30 a.m., as stated in the Notice convening the meeting, a poll of independent shareholders, being those shareholders of the company other than News UK Nominees Limited, was required to be conducted in respect of resolution sixteen. The results as certified by LIoyds TSB Registrars are detailed below. The other seventeen resolutions put to the meeting, which did not require a poll, were duly passed.

The poll results were as follows:

Resolution 16 (To approve the waiving of the compulsory bid obligation in respect of market purchases under Rule 9 of the City Code of Takeovers & Mergers)

                            For         688,100,133
                            Against     153,428,360


Commenting on the results a company spokesman said:

"The Company welcomes the support of the overwhelming majority of independent shareholders for the opportunity this now offers the Board to proceed with the return of capital via a share buyback during the course of the year."


The Chairman's speech from the meeting follows below:

Good morning Ladies and Gentlemen and welcome to the 16th Annual General Meeting of British Sky Broadcasting. It is nice to see so many of you here today.

I would like to welcome Jeremy Darroch and Andy Higginson who joined the Board during the past year and whose appointment I hope will be confirmed by shareholders today. Nicholas Ferguson, who also joined the Board during the year, unfortunately had a prior engagement for today and sends his apologies.

We have a lot of business to get through this morning but before we consider the agenda, I would like to say a few words.

The financial year 2004 demonstrated the continued success of Sky's business. Financially, the continued growth in revenues and control of costs led by far to the highest level of profit in Sky's history. The growth driven strategy and the transition to digital have put Sky in a very strong position as it faces the next stage of its development.

Operationally, the Company continued to meet its targets as the management team developed new strategies for the future. Sky's subscriber base of 7.4 million is a robust foundation on which Sky is building to reach its full potential. Only 43% of homes in the UK and Ireland currently take a pay television service. We believe that over time, this can grow to around 80%, meaning another 10 million households will take pay television. Such growth has already been seen in the US and we are confident the same can be achieved in Britain and Ireland.

Other delivery systems and maybe new ones, will compete with us for these homes. However, we are confident that we can continue to get a very large share of them.

Sky has set itself ambitious new targets for 2010: to reach 10 million subscribers, to have 25% penetration of Sky+ and to have 30% penetration of multi-room subscriptions. To help in the achievement of these targets, Sky has launched several new initiatives: the Sky brand has been reintroduced to broaden its appeal; our marketing is now emphasizing the broad range of entry points to pay TV; we have eliminated the higher upfront costs which applied to customers not taking our top tier package; and Sky's channels continue to invest in some of the most attractive content on television, catering for a wide range of interests. These are just the beginning of a significant effort on Sky's part to deliver improved subscriber growth and create a business with greater scale which will maximise value for shareholders. Sky will also continue to be an innovator: following on from the success of Sky+, the introduction of high definition TV in 2006 will see us leading yet another change in the UK market.

Programming remains at the heart of our business. We are an entertainment and information company above all else and we are always looking to acquire the best content for our subscribers. The last year has shown that we can continue to lead the industry in Britain, bringing new shows and popular movies to our flagship channels, growing the audiences for sport using new technology and providing the finest 24-hour news service in Europe.

Even while rapidly adding subscribers, Sky will deliver growing profitability and cashflow generation. We have already repaid over GBP1.4 billion of debt since 2001 and we have reintroduced the ordinary dividend. Including the proposed final dividend, this will total GBP116 million for 2004.

Two resolutions are being proposed today to enable Sky to buy-back up to 5% of its shares. Because of the potential implications for News Corp.'s shareholding in Sky, I and the other News Corp. affiliated directors have not participated in this. When the waiver resolution relating to News Corp.'s shareholding is being considered by the meeting, I will therefore hand over the chair to Lord Rothschild, who will summarise the recommendation of the independent directors.

At last year's AGM, I announced that your Board had established a Corporate Governance Committee chaired by Lord Wilson of Dinton to examine all the relevant codes and statutory obligations and their impact on the processes of the Board and the composition of its Committees. This was a very comprehensive and challenging review and I want to thank Lord Wilson and his committee for their tireless work. The Committee's recommendations were approved by the Board in June. We were privileged that Nicholas Ferguson and Andy Higginson agreed to join the Board in June and September respectively, their appointment means that the Board is composed of a majority of independent non-executive directors, implementing one of the Corporate Governance Committee's key recommendations.

During the year, the remuneration committee, which is chaired by Jacques Nasser and is composed entirely of independent non-executive directors, undertook a complete review of the Company's remuneration policies. The committee has actively sought advice from shareholders as part of this process and intends to continue an active dialogue on remuneration policy. The Committee has revised the performance measures used in the incentive plans for Directors and Senior Executives, to provide better alignment between their interests and shareholders' interests. These are now fully reported in the Annual Report. New Executive and Sharesave option schemes have also been developed to replace the previous schemes, which had come to the end of their ten year life. The new schemes are being put forward for approval at this meeting.

These developments show that Sky is keeping pace with the rapid developments in corporate governance, engaging with its shareholders on many important issues and reflecting their views in the way the Company is run. I would like to thank all the non-executive directors for the important part they play in helping Sky embrace best practice in corporate governance.

Finally, I would like to thank Sky's over 10,000 employees for their dedication and hard work through the past year.

We are confident that our strategy for growth will deliver substantial value to shareholders over time. Sky's results for the first quarter announced this morning demonstrate that the Company is well positioned for the future and as our progress is better understood, so shareholder value should increase.



  SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 12 November, 2004               By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary